SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature	3

Announcement on connected transaction dated December 7, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 14, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

CONNECTED TRANSACTION

TRANSFER OF EQUITY INTERESTS

Pursuant to the Equity Transfer Agreements and following a Bidding Process, the Company agrees to transfer its entire equity interest in China Everbright Bank and the Bank of Shanghai Transferors agree to transfer their entire equity interests in Bank of Shanghai to Sinopec Finance Company Limited (the “Transferee”). The total consideration for the China Everbright Bank Transfer and the Bank of Shanghai Transfer is RMB66,993,800 and RMB14,729,600, respectively. The Group is expected to record a gain of approximately RMB26,228,500 as a result of the China Everbright Bank Transfer and the Bank of Shanghai Transfer.

Under the Hong Kong Listing Rules, the transactions under the Equity Transfer Agreements are considered to be connected transactions and, when aggregated pursuant to Rule 14A.25 of the Hong Kong Listing Rules together with a series of connected transactions completed within the past 12 months with Sinopec Corp., the transactions are subject to reporting and announcement requirements and are exempt from independent shareholders’ approval.

Pursuant to Rule 10.2.14(4) of the Shanghai Listing Rules, the transactions under the Equity Transfer Agreements are not subject to review and approval for connected transactions by the Shanghai Stock Exchange. However, this announcement is also published in Shanghai in accordance with Rule 16.1 of the Shanghai Listing Rules.

The Company and all members of the Board confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibility for any false statements, misleading representations or material omissions in this announcement.

INTRODUCTION

According to a resolution of the Board passed on 3 November 2006 and in accordance with the relevant PRC’s regulations and policy for the transfer of equity interests in State-owned enterprises, the Board had agreed to put the Everbright Shares owned by the Company and the Bank of Shanghai Shares owned by the Bank of Shanghai Transferors up on the China Beijing Equity Exchange for auction through a Bidding Process.

The Board is pleased to report that the Bidding Process was completed on 4 December 2006. Upon completion and under the terms of the Bidding Process, the Everbright Shares and the Bank of Shanghai Shares would be transferred to the highest and only bidder in the Bidding Process, which was the Transferee.

In order to give effect to the China Everbright Bank Transfer and the Bank of Shanghai Transfer, the Company and the Transferee have entered into the Everbright Transfer Agreement to transfer the Everbright Shares, and the Bank of Shanghai Transferors and the Transferee have entered into the Bank of Shanghai Transfer Agreements to transfer the Bank of Shanghai Shares, to the Transferee.

THE EQUITY TRANSFER AGREEMENTS

On 7 December 2006, the Company and the Bank of Shanghai Transferors have entered into the following agreements with the Transferee.

1.	The Everbright Transfer Agreement and consideration for the China Everbright Bank Transfer

Pursuant to the Everbright Transfer Agreement dated 7 December 2006 between the Company and the Transferee, the Company agrees to transfer its equity interest of 41,100,506 shares in China Everbright Bank (the “Everbright Shares”) to the Transferee for a cash consideration of RMB66,993,800 (the “Everbright Consideration”). The Everbright Consideration offered by the Transferee is the highest bidding price and the only offer for the Everbright Shares in the Bidding Process.

Immediately prior to this transaction, the Company owned 0.5002% equity interest in China Everbright Bank. After entering into the Everbright Transfer Agreement, the Company has disposed of its entire equity interest in China Everbright Bank.

2.	The Bank of Shanghai Transfer Agreements and consideration for the Bank of Shanghai Transfer

After entering into the Bank of Shanghai Transfer Agreements, the Bank of Shanghai Transferors have agreed to transfer a total equity interest of 3,729,000 shares in Bank of Shanghai (the “Bank of Shanghai Shares”) to the Transferee for a total cash consideration of RMB14,729,600 (the “Bank of Shanghai Consideration”, being the total of the Petrochemical Enterprise Consideration, the Petrochemical Investment Consideration and the Petrochemical Haisheng Consideration, which are defined below).

Immediately prior to the transactions contemplated under the Bank of Shanghai Transfer Agreements, the Bank of Shanghai Transferors owned 0.1435% equity interest in Bank of Shanghai but will cease to own any equity interest in Bank of Shanghai following the transfers. The details of each of the agreements comprising the Bank of Shanghai Transfer Agreements entered into between the Bank of Shanghai Transferors and the Transferee are set out below:

(i)	The Petrochemical Enterprise Transfer Agreement

Pursuant to the Petrochemical Enterprise Transfer Agreement dated 7 December 2006 between Shanghai Petrochemical Enterprise and the Transferee, Shanghai Petrochemical Enterprise agrees to transfer its equity interest of 3,074,900 shares in Bank of Shanghai (the “Petrochemical Enterprise Shares”) to the Transferee for a cash consideration of RMB12,145,900 (the “Petrochemical Enterprise Consideration”). The Petrochemical Enterprise Consideration offered by the Transferee is the highest bidding price and the only offer for those 3,074,900 shares in the Bidding Process.

Immediately prior to this transaction, Shanghai Petrochemical Enterprise owned 0.1183% equity interest in Bank of Shanghai. After entering into the Petrochemical Enterprise Transfer Agreement, Shanghai Petrochemical Enterprise has disposed of its entire equity interest in Bank of Shanghai.

(ii)	The Petrochemical Investment Transfer Agreement

Pursuant to the Petrochemical Investment Transfer Agreement dated 7 December 2006 between Shanghai Petrochemical Investment and the Transferee, Shanghai Petrochemical Investment agrees to transfer its equity interest of 501,000 shares in Bank of Shanghai (the “Petrochemical Investment Shares”) to the Transferee for a cash consideration of RMB1,979,000 (the “Petrochemical Investment Consideration”). The Petrochemical Investment Consideration offered by the Transferee is the highest bidding price and the only offer for those 501,000 shares in the Bidding Process.

Immediately prior to this transaction, Shanghai Petrochemical Investment owned 0.0193% equity interest in Bank of Shanghai. After entering into the Petrochemical Investment Transfer Agreement, Shanghai Petrochemical Investment has disposed of its entire equity interest in Bank of Shanghai.

(iii)	The Petrochemical Haisheng Transfer Agreement

Pursuant to the Petrochemical Haisheng Transfer Agreement dated 7 December 2006 between Shanghai Petrochemical Haisheng and the Transferee, Shanghai Petrochemical Haisheng agrees to transfer its equity interest of 153,100 shares in Bank of Shanghai (the “Petrochemical Haisheng Shares”) to the Transferee for a cash consideration of RMB604,700 (the “Petrochemical Haisheng Consideration”). The Petrochemical Haisheng Consideration offered by the Transferee is the highest bidding price and the only offer for those 153,100 shares in the Bidding Process.

Immediately prior to this transaction, Shanghai Petrochemical Haisheng owned 0.0059% equity interest in Bank of Shanghai. After entering into the Petrochemical Haisheng Transfer Agreement, Shanghai Petrochemical Haisheng has disposed of its entire equity interest in Bank of Shanghai.

The total consideration payable by the Transferee under the Equity Transfer Agreements amounts to RMB81,723,400 (the “Consideration”, being the total of the Everbright Consideration and the Bank of Shanghai Consideration).

TERMS COMMON TO EACH OF THE EQUITY TRANSFER AGREEMENTS

There are certain terms common to each of the Equity Transfer Agreements which are set out as follows:

•	according to each Equity Transfer Agreement and the terms of the Bidding Process, part of the consideration shall be paid by directly transferring the deposit deposited by the Transferee in the Bidding Process to the relevant transferor, and the rest shall be paid within 5 business days after such Equity Transfer Agreement becomes effective;

•	parties to each Equity Transfer Agreement agree that the equity interests to be transferred have been listed on the China Beijing Equity Exchange since 7 November 2006; and

•	if any of the Equity Transfer Agreement is breached and terminated, the defaulting party shall pay liquidated damages equivalent to 0.2% of the consideration to the non-defaulting party, together with compensation of other losses suffered by the non-defaulting party.

AGGREGATION OF CONSIDERATION UNDER THE HONG KONG LISTING RULES

Under Rules 14A.25 and 14A.26 of the Hong Kong Listing Rules, the Company is required to aggregate a series of connected transactions completed within a 12-month period which are entered into by the Company or its subsidiaries (as defined in the Hong Kong Listing Rules) with parties who are connected with one another.

As disclosed in an announcement of the Company dated 30 December 2005, the Company transferred approximately 2% of its equity interest in the Transferee to Sinopec Corp. at a consideration of RMB82,000,000 (the “Sinopec Finance Transfer”). In addition, as disclosed in an announcement of the Company dated 24 January 2006, Shanghai Petrochemical Investment transferred approximately 81.79% of its equity interest in Jin Hua to Sinopec Corp. at a consideration of RMB61,600,400 (the “Jin Hua Transfer”). Both transactions were completed within the past 12 months from the date of each of the Equity Transfer Agreements.

Therefore, the total consideration for the series of connected transactions entered into by the Company and its subsidiaries with Sinopec Corp. and the Transferee (which is a connected person of Sinopec Corp.), when aggregated pursuant to Rule 14A.25 of the Hong Kong Listing Rules, amounts to RMB225,323,800 (being the total of the Consideration and the consideration paid by Sinopec Corp. under the Sinopec Finance Transfer and the Jin Hua Transfer).

The connected transactions under the Equity Transfer Agreements, when aggregated with the Sinopec Finance Transfer and the Jin Hua Transfer pursuant to Rule 14A.25 of the Hong Kong Listing Rules, are only subject to reporting and announcement requirements and are exempt from independent shareholders’ approval requirements under Rule 14A.34 of the Hong Kong Listing Rules.

NET PROFITS AND VALUE ATTRIBUTABLE TO THE EQUITY TRANSFERS

Since the acquisition of the Everbright Shares and Bank of Shanghai Shares, the net profits attributable to the Company and the Bank of Shanghai Transferors by those shares are dividends declared on those shares. For the financial years ended 31 December 2004 and 2005, there were no dividends declared by China Everbright Bank on the Everbright Shares. For the financial years ended 31 December 2004 and 2005, the dividends declared by Bank of Shanghai on the Bank of Shanghai Shares amounted to RMB372,900 and RMB444,418, respectively.

As at the Valuation Date, the book value attributable to the Everbright Shares, the Shanghai Petrochemical Enterprise Shares, the Shanghai Petrochemical Investment Shares and the Shanghai Petrochemical Haisheng Shares as reflected on the accounts of the Company and the respective accounts of Shanghai Petrochemical Enterprise, Shanghai Petrochemical Investment and Shanghai Petrochemical Haisheng was RMB52,408,987, RMB1,954,700, RMB932,854 and RMB153,100, respectively.

ASSET APPRAISAL BY THE INDEPENDENT ASSET APPRAISER

In order to determine the fair value of the consideration for the China Everbright Bank Transfer and the Bank of Shanghai Transfer, Sinopec Finance appointed the Independent Asset Appraiser to appraise the value of the Everbright Shares and the Bank of Shanghai Shares. The basis of valuation for the Everbright Shares is based on a “market comparison and analysis” method, under which the value of the Everbright Shares was determined according to three similar transactions involving the sale and purchase of shares in China Everbright Bank that took place in April 2001, December 2003 and August 2006 in PRC. The basis of valuation for the Bank of Shanghai Shares is based on a “cost replacement” method, under which the value of the Bank of Shanghai Shares is the net asset value of such share as of the Valuation Date adjusted by various factors such as interest, increase in value and reserved profits.

The Board considers that the Valuation Date adopted by the Independent Asset Appraiser is fair because first, under the relevant PRC’s rules, valuation of the Everbright Shares and Bank of Shanghai Shares should be based on the financial data available in the latest audited reports of China Everbright Bank and Bank of Shanghai. At the date of the valuation report, the latest audited reports of China Everbright Bank and Bank of Shanghai were for the year ended 31 December 2005. As such, fixing the Valuation Date on 31 December 2005 links the basis of the valuation to the latest audited results of the target companies. This satisfies the requirements of the China Beijing Equity Exchange and is line with market practice. Second, the China Beijing Equity Exchange has approved the Valuation Date.

Based on such valuation method, the Independent Asset Appraiser appraised the value of the Everbright Shares, the Shanghai Petrochemical Enterprise Shares, the Shanghai Petrochemical Investment Shares and the Shanghai Petrochemical Haisheng Shares as of the Valuation Date at RMB66,993,800, RMB12,145,900, RMB1,979,000 and RMB604,700, respectively. The differences between the book value and the appraised value of the Everbright Shares and the Bank of Shanghai Shares are due to the application by the Independent Asset Appraiser of a market premium on those shares as a result of the valuation methods above. The Company is of the view that there is no significant change in the appraised value of the Everbright Shares and the Bank of Shanghai Shares from the Valuation Date to the date of this announcement.

The appraised value was used as the starting price in the Bidding Process so as to ensure that the consideration for the China Everbright Bank Transfer and the Bank of Shanghai Transfer will not be lower than the fair value appraised by the Independent Asset Appraiser. The appraised value is equal to the final winning price offered by the Transferee in the Bidding Process.

ANTICIPATED GAIN AND USE OF PROCEEDS

The original costs of the Company’s and each of the respective Bank of Shanghai Transferors’ investment in the Everbright Shares, the Shanghai Petrochemical Enterprise Shares, the Shanghai Petrochemical Investment Shares and the Shanghai Petrochemical Haisheng Shares was RMB52,409,000, RMB1,954,700, RMB932,900 and RMB153,100, respectively. As a result, the Company, Shanghai Petrochemical Enterprise, the Shanghai Petrochemical Investment and the Shanghai Petrochemical Haisheng are expected to record a gain of RMB14,584,800, RMB10,191,200, RMB1,046,100 and RMB451,600, respectively, as a result of these transactions. The Group is expected to record a gain of approximately RMB26,228,500 as a result of the China Everbright Bank Transfer and the Bank of Shanghai Transfer.

The Company and the Bank of Shanghai Transferors intend to use the net proceeds of these transactions as general working capital.

RELATIONSHIP BETWEEN THE PARTIES

Shanghai Petrochemical Enterprise and Shanghai Petrochemical Investment are wholly owned subsidiaries of the Company. Shanghai Petrochemical Enterprise indirectly owns 90% of the total equity interest in Shanghai Petrochemical Haisheng through a wholly owned subsidiary, and also indirectly owns another 8% of the total equity interest in Shanghai Petrochemical Haisheng through that wholly owned subsidiary which in turn owns 80% of the equity interest in the other 10% shareholder of Shanghai Petrochemical Haisheng. Thus, Shanghai Petrochemical Haisheng is a non wholly owned subsidiary of the Company.

Sinopec Corp. is a substantial shareholder (as defined in the Hong Kong Listing Rules) of the Company. Sinopec Corp. is in turn owned by Sinopec Group as to 75.84% of its total equity interest. Sinopec Finance is owned by Sinopec Corp. and Sinopec Group as to 49% and 51% of its total equity interest, respectively. Accordingly, the Transferee is a connected person of the Company and the transactions under the Equity Transfer Agreements are connected transactions according to the Hong Kong Listing Rules and the Shanghai Listing Rules.

PRINCIPAL ACTIVITIES OF THE PARTIES

The Company is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Shanghai Petrochemical Enterprise and Shanghai Petrochemical Investment principally engage in investment management. Shanghai Petrochemical Haisheng is an entity which engages in provision of various shipping management and vessels maintenance services.

The Transferee is a company organised in July 1988 in PRC which business comprises provision of payment collection services, loan services, negotiable instrument, letter of credit services, trust loan, trust investment services, guarantee services and settlement services to subsidiaries and associates of Sinopec Corp.

China Everbright Bank is a company established in 1992 in Beijing, PRC. Its business comprises provision of banking services, including acceptance of deposits, provision of short-term, mid-term and long-term loans, provision of settlement services, issuance of bonds and underwriting government bonds, dealing in foreign exchange, provision of credit facilities and guarantees and insurance services, and provision of other services approved by the People’s Bank of China and the State Administration of Foreign Exchange.

Bank of Shanghai is a company established in Shanghai, PRC which business comprises provision of banking services, including acceptance of deposits, provision of short-term, mid-term and long-term loans, provision of international settlement services and in PRC, issuance of bonds and underwriting government bonds, provision of various foreign exchange services (including deposit, transfer, loan, guarantee services etc), provision of credit facilities and guarantees and insurance services, and provision of other services as approved by the People’s Bank of China.

REASONS FOR THE CONNECTED TRANSACTION

Investment has never been a core part of the Group’s business. In line with the Group’s strategy to streamline its operations, the Directors are of the view, which is also endorsed by all independent non-executive Directors, that it is beneficial for the Group to dispose of its equity interests in China Everbright Bank and Bank of Shanghai. These transactions will generate immediate working capital for the Group’s core operations. After completion of these transactions, the Company may continue to dispose of the shares it holds in other financial companies but will not make any new investment in the financial industry. The Company will make further announcements in future in respect of any other disposal of the equity interests it holds in other financial companies in accordance with the requirements of the Hong Kong Listing Rules.

Each of the Directors is of the view that the terms of these transactions are on normal commercial terms, are fair and reasonable and in the interests of the Group as a whole.

OPINIONS OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS

Each of the independent non-executive Directors is of the view that, based on the terms of the Equity Transfer Agreements and the fact that each of the Equity Transfer Agreements was entered into following a Bidding Process, the Equity Transfer Agreements are on normal commercial terms, are fair and reasonable so far as the Group and the shareholders of the Group are concerned and are in the interests of the Group and the shareholders of the Company as a whole.

Pursuant to Rule 10.2.14(4) of the Shanghai Listing Rules, the transactions under the Equity Transfer Agreements are not subject to review and approval for connected transactions by the Shanghai Stock Exchange. However, this announcement is also published in Shanghai in accordance with Rule 16.1 of the Shanghai Listing Rules.

DEFINITIONS

“Bank of Shanghai”	Bank of Shanghai Company Limited

“Bank of Shanghai Transfer”	transfer of Bank of Shanghai Shares from the Bank of Shanghai Transferors to the Transferee pursuant to each of the Bank of Shanghai Transfer Agreements

“Bank of Shanghai Transferors”	Shanghai Petrochemical Enterprise, Shanghai Petrochemical Investment and Shanghai Petrochemical Haisheng

“Bank of Shanghai Transfer Agreements”	Petrochemical Enterprise Transfer Agreement, Petrochemical Investment Transfer Agreement and Petrochemical Haisheng Transfer Agreement

“Bidding Process”	a bidding process by listing the Everbright Shares and the Bank of Shanghai Shares for sale on the China Beijing Equity Exchange from 7 November 2006 to 4 December 2006, after which the vendor has 5 working days to confirm the winning transferee. The winning transferee shall satisfy the following requirements: (i) it shall be a legally existing domestic legal person of a State-owned domestic enterprise or a domestic enterprise whose controlling shareholder is the State, which has been established for a term of not less than 15 years and the total assets value of its controlling shareholder shall not be less than RMB500 billion; (ii) its the registered capital and the total assets value shall not be less than RMB6 billion and RMB50 billion, respectively and it shall have been making profits for 3 consecutive years; (iii) it has experience in investment management and has invested in commercial banks, insurance companies, financial companies, securities companies and other financial enterprises with an accumulated investment amount of not less than RMB350 million for a minimum of 5 investment targets in total; (iv) it must have obtained the Finance Permit of the PRC and satisfy the relevant requirements for being the shareholder of any commercial banks, insurance companies, financial companies, securities companies as well as trust and investment companies; (v) it shall have good credit-standing position and shall be ranked by a provincial tax authority as a Grade A Enterprise Taxpayer for 3 consecutive times; (vi) when applying for the acceptance of the equity transfer, it shall pay a transaction deposit equivalent to 50% of the listing price into an account designated by the China Beijing Equity Exchange, or pay the same amount in any other forms as approved by the transferor, at or before 17:00 on the expiry date for issuing the listing announcement; and (vii) it is required to apply for an acceptance of the transfer of the remaining financial interests of the other affiliates of Sinopec Group as listed and traded at China Beijing Equity Exchange on the same date as of the current equity transfer (i.e. the equity interests of such affiliates resulting from their investment in banks, securities companies, insurance companies as well as trust and investment companies)

“Board”	Board of Directors of the Company

“China Everbright Bank”	China Everbright Bank Company Limited

“China Everbright Bank Transfer”	transfer of Everbright Shares from the Company to the Transferee pursuant to the Everbright Transfer Agreement

“Company”	Sinopec Shanghai Petrochemical Company Limited , of which the H shares are listed on The Stock Exchange of Hong Kong Limited (Stock Code: 338), as well as in New York, and Shanghai

“connected person”	shall have the meaning ascribed to it under the Hong Kong Listing Rules and Shanghai Listing Rules

“Directors”	the directors of the Company including independent non-executive directors

“Equity Transfer Agreements”	Everbright Transfer Agreement, Petrochemical Enterprise Transfer Agreement, Petrochemical Investment Transfer Agreement and Petrochemical Haisheng Transfer Agreement

“Everbright Transfer Agreement”	the equity transfer agreement entered into between the Company and the Transferee on 7 December 2006 for the transfer of Everbright Shares

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of PRC

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Asset Appraiser”	Yue Hua Certified Public Accountants Co., Ltd.

“Jin Hua”	Shanghai Jin Hua Industrial Company Limited , a limited liability company organised in the PRC

“Parties”	the Company, the Bank of Shanghai Transferors and the Transferee

“Petrochemical Enterprise Transfer Agreement”	the equity transfer agreement entered into between the Shanghai Petrochemical Enterprise and the Transferee on 7 December 2006 for the transfer of Petrochemical Enterprise Shares

“Petrochemical Haisheng Transfer Agreement”	the equity transfer agreement entered into between the Shanghai Petrochemical Haisheng and the Transferee on 7 December 2006 for the transfer of Petrochemical Haisheng Shares

“Petrochemical Investment Transfer Agreement”	the equity transfer agreement entered into between the Shanghai Petrochemical Investment and the Transferee on 7 December 2006 for the transfer of Petrochemical Investment Shares

“PRC”	The People’s Republic of China

“RMB”	Renminbi, the lawful currency of PRC

“Sinopec Corp.”	China Petroleum & Chemical Corporation , a company organised in PRC and listed on The Stock Exchange of Hong Kong Limited (Stock Code: 386) as well as in New York, London and Shanghai

“Sinopec Finance”	Sinopec Finance Company Limited , a limited liability company organised in PRC on 8 July 1988 in the PRC

“Sinopec Group”	Sinopec Corporation, a wholly State-owned company organised in the PRC

“Shanghai Listing Rules”	Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Shanghai Petrochemical Enterprise”	Shanghai Petrochemical Enterprise Development Company Limited , a company incorporated in PRC and a wholly owned subsidiary of the Company

“Shanghai Petrochemical Haisheng”	Shanghai Petrochemical Haisheng Assembly Company Limited , a company incorporated in PRC and a non wholly owned subsidiary of the Company

“Shanghai Petrochemical Investment”	Shanghai Petrochemical Investment Development Company Limited , a company incorporated in PRC and a wholly owned subsidiary of the Company

“Transferee”	Sinopec Finance

“Valuation Date”	31 December 2005

By Order of the Board Zhang Jingming Company Secretary

Shanghai, 7 December 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.